UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Grove Collaborative Holdings, Inc.
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39957D102
(CUSIP Number)

Barbara Wallace
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111
(800) 231-8527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39957D102	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Delida Costin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,550,359 (1),(2)

	8	SHARED VOTING POWER
17,615 (2)

	9	SOLE DISPOSITIVE POWER
1,550,359 (1),(2)

	10	SHARED DISPOSITIVE POWER
17,615 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,567,974 (1),(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes (i) 127,351 shares of Class B Common Stock (as defined herein), (ii) 1,128,998 shares of Class B Common Stock obtainable upon exercise of options, and (iii) 294,010 shares of Class B Common Stock obtainable upon vesting and settlement of RSUs (as defined herein).

(2)	This amount includes 17,515 shares of Class B Common Stock.
(3)
Calculation is based on the sum of (i) 29,412,877 shares of Class A Common Stock (as defined herein) outstanding upon closing of the Business Combination (as defined herein), as provided by the Issuer, plus (ii) 144,866 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 1,128,998 shares of Class A Common Stock issuable upon exercise service-based options, and (iv) 294,010 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (ii) through (iv) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 39957D102	Page 3 of 5 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D relates to shares of Class A Common Stock beneficially owned by Delida Costin (the “Reporting Person”) directly and indirectly through The Weatherspoon Costin Family Trust (the “Trust”), for which the Reporting Person and her spouse serve as co-trustees.  The Reporting Person is Chief Legal and People Officer and Secretary of the Issuer.  The address of the principal business office of the Reporting Person is 1301 Sansome Street, San Francisco, CA 94111.  The Reporting Person is a citizen of the United States of America.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has served as the Chief Legal and People Officer of Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”), since 2020 and as its General Counsel since 2019.  In such capacity, the Reporting Person acquired, indirectly through the Trust, certain shares of Grove preferred stock for cash and was granted stock options and restricted stock units (“RSUs”).

On June 16, 2022 (the “Closing Date”), the series of mergers (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated December 7, 2021, as amended and restated on March 31, 2022, (the “Merger Agreement”) by and among Virgin Group Acquisition Corp. II, a Cayman Islands exempted company (“VGAC II”), Treehouse Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC II, Treehouse Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of VGAC II, and Grove, were consummated.

Upon closing of the Business Combination, each share of Grove common stock and each RSU, option and warrant to acquire Grove common stock was converted into the right to receive a share of the Issuer’s Class B common stock (“Class B Common Stock”) and an RSU, option and warrant to acquire Class B Common Stock, respectively, based on an exchange ratio set forth in the Merger Agreement (“Exchange Ratio”), plus a number of Earnout Shares (defined below) calculated pursuant to the terms of the Merger Agreement.  The Exchange Ratio calculates to approximately 1.176 shares of Issuer equity per share of Grove equity.

Each share of Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at any time, and will be automatically converted into an equal number of Class A Common Stock upon any transfer.

The “Earnout Shares” consist of 14,000,000 restricted shares of Class B Common Stock issued to certain holders of Grove securities immediately prior to the consummation of the Business Combination, which will vest upon the achievement of certain earnout thresholds (“Milestones”) prior to the tenth anniversary of the Closing Date. The Milestones are defined in the Merger Agreement as follows: (i) 50% of the Earnout Shares automatically vest if the daily volume weighted average price of the shares of Class A Common Stock is greater than or equal to $12.50 per share for any 20 trading days within any 30-trading-day period; and (ii) 50% of the Earnout Shares automatically vest if the daily volume weighted average price of the shares of Class A Common Stock is greater than or equal to $15.00 per share for any 20 trading days within any 30-trading-day period, each subject to certain change-of-control provisions as provided in the Merger Agreement.  In addition, any Earnout Shares issued in exchange for Grove RSUs or options are subject to the same vesting terms as the underlying RSUs and options and, if the underlying RSU or option is forfeited, the corresponding Earnout Shares will also be forfeited and distributed to the other holder of Grove securities as if immediately prior to the closing of the Business Combination on a pro rata basis.  The holders of Earnout Shares have the right to receive dividends and vote such shares, but are subject to restrictions on transfer and sale, as set forth in the Merger Agreement.

In connection with closing of the Business Combination, the Reporting Person acquired the following securities in exchange for her Grove securities:  (i) 16,168 shares of Class B Common Stock in exchange for Grove Common stock held directly by the Trust;  (ii) 529,218 shares of Class B Common Stock obtainable upon service-based vesting and exercise of stock options with a strike price of $3.77 per share and an expiration date of February 14, 2031, (iii) 129,364 shares of Class B Common Stock obtainable upon service-based vesting and exercise of stock options with a strike price of $1.92 per share and an expiration date of January 14, 2030, (iv) 470,416 shares of Class B Common Stock obtainable upon service-based vesting and exercise of stock options with a strike price of $1.92 per share and an expiration date of May 30, 2029; (v) 294,010 shares of Class B Common Stock obtainable upon vesting and settlement of RSUs; (vi) 127,351 restricted shares of Class B Common Stock that represent Earnout Shares held directly by the Reporting Person; and (vii) 1,447 restricted shares of Class B Common Stock that represent Earnout Shares held directly by the Trust.

Also in connection with closing of the Business Combination, the Reporting Person elected to convert 100 shares of Class B Common Stock held directly by the Trust into 100 shares of Class A Common Stock, and elected to convert all options and RSUs issued directly to the Reporting Person from Class B Common Stock to Class A Common Stock.

CUSIP NO. 39957D102	Page 4 of 5 Pages
Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Person acquired the securities reported herein in connection with her role as Chief Legal and People Officer, for investment purposes, and intends to review her investment on a continuing basis.  In her capacity as Chief Legal and People Officer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the agreements described herein and applicable legal requirements, the Reporting Person may purchase additional securities, or dispose of all or a portion of her securities, of the Issuer from time to time in open market or private transactions, depending on her evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, and general economic, money market and stock market conditions.  In addition, the Reporting Person may engage in discussions with members of management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties regarding, among other things, the Issuer’s business, operations, governance or control.

Other than as described herein, the Reporting Person does not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, formulate or review plans or proposals that may result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,567,974 shares of Class A Common Stock, representing approximately 5.0% of the total number of shares of Class A Common Stock outstanding.  This amount consists of: (i) 100 shares of Class A Common Stock by held directly by the Trust; (ii) 127,351 shares of Class B Common Stock held directly by the Reporting Person, all of which are Earnout Shares; (iii) 17,515 shares of Class B Common Stock held directly by the Trust, of which 1,447 are Earnout Shares; (iv) 1,128,998 shares of Class A Common Stock obtainable upon exercise of service-based vesting options issued directly to the Reporting Person; and (v) 294,010 shares of Class A Common Stock obtainable upon vesting and settlement of RSUs issued directly to the Reporting Person.

The foregoing beneficial ownership percentage based on the sum of (i) 29,412,877 shares of Class A Common Stock outstanding upon closing of the Business Combination, as provided by the Issuer, plus (ii) 144,866 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 1,128,998 shares of Class A Common Stock issuable upon exercise of service-based options, and (iv) 294,010 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (ii) through (iv) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c) The response to Item 3 is incorporated by reference herein.  Except for transactions reported herein, there have been no transactions in the Issuer’s securities by the Reporting Person in the past sixty days.

(d) The beneficiaries of the Trust may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Trust.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Indemnification Agreement

The Reporting Person, along with the Issuer’s other directors and officers, is party to an indemnification agreement with the Issuer (the “Indemnification Agreement”) pursuant to which the Issuer has agreed to indemnify the Reporting Person against any and all expenses incurred by the Reporting Person employee because of her status as a director or executive officer of the Issuer to the fullest extent permitted by law and the Issuer’s certificate of incorporation and bylaws.

The foregoing summary of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:
Form of Indemnity Agreement by and between the Issuer and its directors and officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4/A (File No. 001-40263), filed by the Issuer with the SEC on May 13, 2022).

CUSIP NO. 39957D102	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Delida Costin
Delida Costin

June 27, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).